AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2006

                                                    1933 ACT FILE NO. 333-______
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6
                                 AMENDMENT NO. 1

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 279

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

      NICHOLAS DALMASO, ESQ.                   ERIC F. FESS
      Senior Managing Director and
      General Counsel
      Claymore Securities, Inc.             Chapman and Cutler LLP
      2455 Corporate West Drive             111 West Monroe Street
      Lisle, Illinois  60532                Chicago, Illinois 60603
      (630) 505-3736                        (312) 845-3000


It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279



              CLOSED-END SENIOR LOAN AND INCOME PORTFOLIO, SERIES 5

              CLOSED-END CONVERTIBLE AND INCOME PORTFOLIO, SERIES 7

               CLOSED-END CALIFORNIA MUNICIPAL PORTFOLIO, SERIES 2



                                 [Claymore Logo]



                     PROSPECTUS PART A DATED _______ , 2006



                 Diversified portfolios containing common stocks
                       of closed-end investment companies.



                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.



================================================================================
 INVESTMENT SUMMARY


                                    OVERVIEW

     Claymore Securities Defined Portfolios, Series 279 is a unit investment trust that consists of the Closed-End Senior Loan and Income Portfolio, Series 5 (the "Senior Loan and Income Trust"), the Closed-End Convertible and Income Portfolio, Series 7 (the "Convertible and Income Trust") and the Closed-End California Municipal Portfolio, Series 2 (the "California Municipal Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trusts.

     The trusts are scheduled to terminate in approximately 5 years.


================================================================================
 CLOSED-END SENIOR LOAN AND
 INCOME PORTFOLIO, SERIES 5


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              INVESTMENT OBJECTIVE

     The trust seeks to provide high current income and the potential for capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

     The trust will invest, under normal circumstances, at least 80% of the value of its assets in common stocks of closed-end investment companies ("Closed-End Funds") that are considered to be senior loan funds and/or income funds. Claymore, through proprietary research and strategic alliances, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

                               SECURITY SELECTION

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of senior loans and/or income producing securities including high-yield securities.

     As of the trust's inception date (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of senior loans and/or income producing securities including high-yield securities.

     Senior loans are made by banks, other financial institutions, and other investors ("Lenders"), to corporations, partnerships, limited liability companies and other entities ("Borrowers") to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are not subordinate to other significant claims on a Borrower's assets. Closed-end income funds may include various bonds and other income producing securities including high-yield securities. High-yield securities are securities rated below investment grade (Baa or BBB) as determined by Moody's Investor Services ("Moody's") and/or Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). Senior loans are generally rated below investment grade.

     Senior loans generally are negotiated between a Borrower and the Lenders represented by one or more Lenders acting as agent ("Agent") of all the Lenders. The Agent is responsible for negotiating the loan agreement ("Loan Agreement") that establishes the terms and conditions of the senior loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

     The majority of senior loans have either fixed or floating rates. The key difference between floating- and fixed-rate debt instruments is the manner in which the interest rate is set. In the case of fixed-rate loans, the rate of interest to be paid is fixed at the time of issuance. In the case of a floating-rate loan, current market interest rates dictate the rate of interest paid on the loan. Therefore, if interest rates go up, the interest payments on a floating-rate loan will be reset at a higher level (typically over a 3 to 6 month period). Conversely, if interest rates fall, the interest payments on a floating-rate loan will be reset at a lower level.

     While senior loans can provide investors with high current income potential, the majority of senior loans are considered below investment grade, and therefore retain a higher credit risk relative to lower yielding, investment grade securities. The provision of price stability and preservation of capital is typical to senior loans as well; however, the senior loan market is still considered relatively illiquid.

     For floating-rate senior loans, the interest rates are generally adjusted based on a base rate plus a premium or spread over the base rate. The base rate is usually:

     o    the London Inter-Bank Offered Rate ("LIBOR");

     o the prime rate offered by one or more major United States banks (the "Prime Rate"); or

     o the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders.

     LIBOR, as provided for in Loan Agreements, is usually an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. The prime rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate. The CD rate, as provided for in loan agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

     Interest rates on senior loans may adjust daily, monthly, quarterly, semi-annually or annually. Senior loans are generally rated below investment grade and may be unrated at the time of investment.

     High-yield or "junk" securities are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities that are rated below investment grade by either Standard & Poor's or Moody's will be deemed to be below investment grade for purposes of the trust even if the security has received an investment grade rating by either party. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                  FUTURE TRUSTS

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three to six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.


--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

     INCEPTION DATE                 _______ , 2006

     UNIT PRICE AT INCEPTION
       (PUBLIC OFFERING PRICE)              $10.00

     TERMINATION DATE                  May 5, 2011

     DISTRIBUTION DATE      25th day of each month
                        (commencing June 25, 2006)

     RECORD DATE               15th day each month
                        (commencing June 15, 2006)


     CUSIP NUMBERS

     CASH DISTRIBUTIONS
     Standard Accounts
     Fee Account Cash

     REINVESTED DISTRIBUTIONS
     Standard Accounts
     Fee Account Reinvest

     TICKER

     PORTFOLIO DIVERSIFICATION
                                       APPROXIMATE
     SECTOR                   PORTFOLIO PERCENTAGE
     -----                      ------------------
     Closed-End Funds                       100.00%
                                            ------
     Total                                  100.00%
                                            ------


     MINIMUM INVESTMENT
     All accounts                             $250
--------------------------------------------------------------------------------


                                 PRINCIPAL RISKS

     You can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

     o THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

     o AN ISSUER MAY BE UNWILLING OR UNABLE TO MAKE PRINCIPAL PAYMENTS AND/OR TO DECLARE DIVIDENDS IN THE FUTURE, MAY CALL A SECURITY BEFORE ITS STATED MATURITY, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

     o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

     o THE TRUST IS CONCENTRATED IN SECURITIES OF CLOSED-END FUNDS. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o CERTAIN CLOSED-END FUNDS HELD BY THE TRUST INVEST IN SECURITIES THAT ARE RATED BELOW INVESTMENT GRADE AND ARE CONSIDERED TO BE "JUNK" SECURITIES. Below investment grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than investment grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o SOME OF THE CLOSED-END FUNDS HELD BY THE TRUST MAY INVEST IN SECURITIES THAT ARE RATED AS INVESTMENT GRADE BY ONLY ONE RATING AGENCY. As a result, such split-rated securities may have more speculative characteristics and are more subject to a greater risk of default than securities rated as investment grade by both Moody's and Standard & Poor's.

     o CERTAIN CLOSED-END FUNDS HELD BY THE TRUST INVEST IN SENIOR LOANS. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

         Senior loans in which the Closed-End Funds invest:

          --   generally are of below investment grade credit quality;

          --   may be unrated at the time of investment;

          -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

          --   generally are not listed on any securities exchange.

         In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

     o THE TRUST IS CONSIDERED TO BE A "TRUST OF FUNDS." As such, it is subject to certain termination restrictions that may result in a reduction in the value of your units.

     o THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.

     o INFLATION MAY DECREASE THE VALUE OF MONEY. Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to take the risks involved with owning senior loan and/or Closed-End Fund common stocks;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are unwilling to take the increased risks involved with owning non-investment grade or "junk" securities.

                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         PERCENTAGE
                         OF PUBLIC       AMOUNT PER
                          OFFERING         $1,000
INVESTOR FEES             PRICE (4)       INVESTED
------------              ---------       ---------
INITIAL SALES FIRM
  PAID ON PURCHASE (1)       1.00%        $10.00
DEFERRED SALES FEE (2)       3.45          34.50
CREATION AND
  DEVELOPMENT FEE (3)        0.50           5.00
                            -----         ------
MAXIMUM SALES FEES
  (including creation
  and development fee)       4.95%        $49.50
                            =====         ======

INVESTOR FEES

ESTIMATED ORGANIZATION COSTS
  (amount per 100 units paid
  by trust at end of initial
  offering period or after six
  months, at the discretion of
  the sponsor)                          $6.00
                                        =====
APPROXIMATE
ANNUAL FUND             % OF PUBLIC
OPERATING                 OFFERING       AMOUNT PER
EXPENSES                  PRICE (4)      100 UNITS
------------              ---------       ---------
Trustee's fee               0.0950%       $0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0139         0.139
Estimated Closed-End
  Fund expenses (6)         1.3700        13.700
                            ------       -------
  Total                     1.5789%      $15.789
                            ======       =======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.115 per unit on the last business day of each month from ______ 2006, through ______ 2006. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per Unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $
     3 years
     5 years (life of trust)

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS

     The portfolio's estimated annual income distributions are $_____ per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279
CLOSED-END SENIOR LOAN AND INCOME PORTFOLIO, SERIES 5
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, _______ , 2006
-------------------------------------------------------------------------------------------------------------------
                                                                INITIAL  PERCENTAGE    PER SHARE       COST TO
     TICKER        COMPANY NAME (1)                             SHARES  OF PORTFOLIO     PRICE    PORTFOLIO (2)(3)
-------------------------------------------------------------------------------------------------------------------




                                                                                                   ----------
                                                                                                   $
                                                                                                   ==========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on _______ , 2006. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on _______ , 2006. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(3)  There was a $___ loss to the sponsor on the Inception Date.



================================================================================
 CLOSED-END CONVERTIBLE AND
 INCOME PORTFOLIO, SERIES 7


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              INVESTMENT OBJECTIVE

     The trust seeks to provide high current income and the potential for capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

     The trust will invest, under normal circumstances, at least 80% of the value of its assets in common stocks of closed-end investment companies ("Closed-End Funds"), that are considered to be convertible securities and/or income funds. Claymore, through proprietary research and strategic alliances, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

                               SECURITY SELECTION

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of convertible securities and/or income producing securities including, high-yield bonds and preferred securities.

     As of the trust's inception date (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of convertible securities and/or income producing securities including high yield bonds and preferred securities.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

     Convertible securities are bonds, debentures, notes, preferred securities or other securities that may be converted or exchanged (by the holder or the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio or predetermined price (the "conversion price"). Convertible securities have general characteristics similar to both debt securities and common stocks. The interest paid on convertible securities may be fixed or floating rate. Floating rate convertible securities may specify an interest rate or rates that are conditioned upon changes to the market price of the underlying common stock. Convertible securities also may be issued in zero coupon form with an original issue discount. Although to a lesser extent than with debt securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, will also react to the variations in the general market for common stocks. Depending upon the relationship of the conversion price to the market value of the underlying common stock, a convertible security may trade more like a common stock than a debt instrument.

     Mandatory convertible securities are distinguished as a subset of convertible securities because they may be called for conversion by the issuer after a particular date and under certain circumstances (including at a specified price) established upon its issuance. If a mandatory convertible security is called for conversion, the Closed-End Fund will be required to either convert it into the underlying common stock or sell it to a third party.

     Convertible securities are investments that typically provide for a stable stream of income with generally higher yields than common stocks. There can be no assurance of current income because the issuers of the convertible securities may default on their obligations. Certain convertible securities may be below investment grade quality.

     Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar credit quality because of the potential for capital appreciation. A convertible security, in addition to providing current income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from any increases in the market price of the underlying common stock.

     Some of the securities held by the Closed-End Funds may be income producing securities including corporate bonds, preferred securities and high-yield bonds. High-yield or "junk" bonds, the generic names for bonds rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                  FUTURE TRUSTS

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three to six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.


--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

     INCEPTION DATE                 _______ , 2006

     UNIT PRICE AT INCEPTION
       (PUBLIC OFFERING PRICE)              $10.00

     TERMINATION DATE                ______ , 2011

     DISTRIBUTION DATE      25th day of each month
                      commencing November 25, 2006

     RECORD DATE            15th day of each month
                      commencing November 15, 2006


     CUSIP NUMBERS

     CASH DISTRIBUTIONS
     Standard Accounts
     Fee Account Cash

     REINVESTED DISTRIBUTIONS
     Standard Accounts
     Fee Account Reinvest

     TICKER

     PORTFOLIO DIVERSIFICATION
                                       APPROXIMATE
     SECTOR                   PORTFOLIO PERCENTAGE
     -----                      ------------------
     Closed-End Funds                       100.00%
                                            ------
     Total                                  100.00%
                                            ------


     MINIMUM INVESTMENT
     All accounts                             $250
--------------------------------------------------------------------------------


                                 PRINCIPAL RISKS

     You can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o SHARE PRICES CAN BE VOLATILE. The value of your investment may fall over time.

     o THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

     o AN ISSUER MAY BE UNWILLING OR UNABLE TO MAKE PRINCIPAL PAYMENTS AND/OR TO DECLARE DIVIDENDS IN THE FUTURE, MAY CALL A SECURITY BEFORE ITS STATED MATURITY, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

     o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

     o THE TRUST IS CONCENTRATED IN SECURITIES OF CLOSED-END FUNDS. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o CERTAIN CLOSED-END FUNDS HELD BY THE TRUST INVEST IN BONDS THAT ARE RATED BELOW INVESTMENT GRADE AND ARE CONSIDERED TO BE "JUNK" SECURITIES. Below investment grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than investment grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o SOME OF THE CLOSED-END FUNDS HELD BY THE TRUST MAY INVEST IN BONDS THAT ARE RATED AS INVESTMENT GRADE BY ONLY ONE RATING AGENCY. As a result, such split-rated securities may have more speculative characteristics and are more subject to a greater risk of default than securities rated as investment grade by both Moody's and Standard & Poor's.

     o CERTAIN CLOSED-END FUNDS HELD BY THE TRUST INVEST IN CONVERTIBLE SECURITIES. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     o THE TRUST IS CONSIDERED TO BE A "TRUST OF FUNDS." As such, it is subject to certain termination restrictions that may result in a reduction in the value of your units.

     o INFLATION MAY DECREASE THE VALUE OF MONEY. Inflation may lead to a decrease in the value of assets or income from investments.

     o THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     o You are seeking to own convertible security and/or income closed-end fund common stocks in one convenient package;

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to take the risks involved with owning convertible security and/or income closed-end fund common stocks;

     o You are seeking capital preservation as a primary investment objective;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are unwilling to take the increased risks involved with owning non-investment grade or "junk" securities.

                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         PERCENTAGE
                         OF PUBLIC       AMOUNT PER
                          OFFERING         $1,000
INVESTOR FEES              PRICE        INVESTED (4)
------------              ---------       ---------
INITIAL SALES FEE
  PAID ON PURCHASE (1)          1.00%        $10.00
DEFERRED SALES FEE (2)          3.45          34.50
CREATION AND
  DEVELOPMENT FEE (3)           0.50           5.00
                               -----          -----
MAXIMUM SALES FEES
  (including creation
  and development fee)          4.95%        $49.50
                               =====          =====

INVESTOR FEES

ESTIMATED ORGANIZATION COSTS
  (amount per 100 units paid
  by trust at end of initial
  offering period or after six
  months, at the discretion of
  the sponsor)                          $2.00
                                        =====

                        APPROXIMATE
ANNUAL FUND             % OF PUBLIC
OPERATING                 OFFERING       AMOUNT PER
EXPENSES                  PRICE (4)      100 UNITS
------------              ---------       ---------
Trustee's fee               0.0950%       $0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0111         0.111
Estimated Closed-End
  Fund expenses (6)         1.1700        11.700
                            ------        ------
  Total                     1.3761%      $13.761
                            ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.115 per unit on the last business day of each month from _____ 2006, through _____ 2006. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per Unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $
     3 years
     5 years (life of trust)

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS

     The portfolio's estimated annual income distributions are $_____ per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279
CLOSED-END CONVERTIBLE AND INCOME PORTFOLIO, SERIES 7
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, _______ , 2006
-------------------------------------------------------------------------------------------------------------------
                                                                INITIAL  PERCENTAGE    PER SHARE       COST TO
     TICKER        COMPANY NAME (1)                             SHARES  OF PORTFOLIO     PRICE    PORTFOLIO (2)(3)
-------------------------------------------------------------------------------------------------------------------




                                                                                                   ----------
                                                                                                   $
                                                                                                   ==========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on _______ , 2006. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on _______ , 2006. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(3)  There was a $___ loss to the sponsor on the Inception Date.



================================================================================
 CLOSED-END CALIFORNIA MUNICIPAL
 PORTFOLIO, SERIES 2


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              INVESTMENT OBJECTIVE

     The trust seeks to provide high current income and the potential for capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

     The trust contains common stocks of closed-end investment companies ("Closed-End Funds"), the majority of which contain portfolios that are concentrated in California municipal bonds, which are rated investment grade (Baa or BBB or better) as determined by Moody's and Standard & Poor's.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                               SECURITY SELECTION

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The trust seeks to provide monthly income that is exempt from federal income taxes by investing in Closed-End Funds that invest in municipal bonds. Municipal bonds generally offer investors the potential for stable tax-free income. However, a portion of the income may be subject to the alternative minimum tax.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

                                   TAX STATUS

     FEDERAL TAX. Some dividends on the securities in the trust may qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed).

     CALIFORNIA TAX. Chapman and Cutler LLP has examined the income tax laws of the State of California to determine its applicability to the trust and to the holders of units in the trust who are full-time residents of the State of California. See "California State Taxes" in Part B of the prospectus for further information regarding California state tax applicable to the trust and California unitholders.

     See "Tax Status" in Part B of the prospectus for further tax information.

                                  FUTURE TRUSTS

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three to six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.


--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

     INCEPTION DATE                 _______ , 2006

     UNIT PRICE AT INCEPTION
       (PUBLIC OFFERING PRICE)              $10.00

     TERMINATION DATE                ______ , 2011

     DISTRIBUTION DATE      25th day of each month
                       commencing January 25, 2006

     RECORD DATE            15th day of each month
                       commencing January 15, 2006


     CUSIP NUMBERS

     CASH DISTRIBUTIONS
     Standard Accounts
     Fee Account Cash

     REINVESTED DISTRIBUTIONS
     Standard Accounts
     Fee Account Reinvest

     TICKER

     PORTFOLIO DIVERSIFICATION
                                       APPROXIMATE
     SECTOR                   PORTFOLIO PERCENTAGE
     -----                      ------------------
     Closed-End Funds                       100.00%
                                            ------
                                            100.00%
                                            ------


     MINIMUM INVESTMENT
     All accounts                             $250
--------------------------------------------------------------------------------


                                 PRINCIPAL RISKS

     You can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o SHARE PRICES CAN BE VOLATILE. The value of your investment may fall over time.

     o THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

     o AN ISSUER MAY BE UNWILLING OR UNABLE TO MAKE PRINCIPAL PAYMENTS AND/OR TO DECLARE DIVIDENDS IN THE FUTURE, MAY CALL A SECURITY BEFORE ITS STATED MATURITY OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

     o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

     o THE TRUST IS CONCENTRATED IN SECURITIES OF CLOSED-END FUNDS. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

     o CLOSED-END FUNDS HELD BY THE TRUST INVEST IN CALIFORNIA MUNICIPAL BONDS. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal or California state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and California state income taxes. Capital gains, if any, may be subject to tax. Because the Closed-End Funds are concentrated in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states.

     o THE TRUST IS CONSIDERED TO BE A "TRUST OF FUNDS." As such, it is subject to certain termination restrictions that may result in a reduction in the value of your units.

     o INFLATION MAY DECREASE THE VALUE OF MONEY. Inflation may lead to a decrease in the value of assets or income from investments.

     o THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     o You are seeking to own closed-end fund common stocks in one convenient package;

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to take the risks involved with owning closed-end fund common stocks;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o    You are seeking an aggressive high-growth investment strategy.

                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         PERCENTAGE
                           PUBLIC        AMOUNT PER
                          OFFERING         $1,000
INVESTOR FEES              PRICE          INVESTED
------------              ---------       ---------
INITIAL SALES FEE
  PAID ON PURCHASE (1)          1.00%        $10.00
DEFERRED SALES FEE (1)          3.45          34.50
CREATION AND
  DEVELOPMENT FEE (1)           0.50           5.00
                               -----          -----
MAXIMUM SALES FEES
  (including creation
  and development fee           4.95%        $49.50
                               =====          =====

INVESTOR FEES

ESTIMATED ORGANIZATION COSTS
  (amount per 100 units paid
  by trust at end of initial
  offering period or after six
  months, at the discretion of
  the sponsor)                          $5.00
                                        =====

                        APPROXIMATE
                        % OF PUBLIC
ANNUAL FUND OPERATING     OFFERING       AMOUNT PER
EXPENSES OF THE TRUST    PRICE (4)       100 UNITS
---------------------     ---------       ---------
Trustee's fee               0.0950%      $ 0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0263         0.263
Estimated Closed-End
  Fund expenses (6)         1.0300        10.300
                            ------       -------
  Total                     1.2513%      $12.513
                            ======       =======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.0690 per unit on the last business day of each month from _____ 2006 through _____ 2006. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be six months to one year from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per Unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $
     3 years
     5 years (life of trust)

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS

     The portfolio's estimated annual income distributions are $______ per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279
CLOSED-END CALIFORNIA MUNICIPAL PORTFOLIO, SERIES 2
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, _______ , 2006
-------------------------------------------------------------------------------------------------------------------
                                                                INITIAL  PERCENTAGE    PER SHARE       COST TO
     TICKER        COMPANY NAME (1)                             SHARES  OF PORTFOLIO     PRICE    PORTFOLIO (2)(3)
-------------------------------------------------------------------------------------------------------------------




                                                                                                   ----------
                                                                                                   $
                                                                                                   ==========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on _______ , 2006. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on _______ , 2006. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(3)  There was a $___ loss to the sponsor on the Inception Date.



================================================================================
 UNDERSTANDING YOUR INVESTMENTS


                                HOW TO BUY UNITS

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at WWW.CLAYMORESECURITIES.COM. The unit price includes:

     o   the value of the stocks,

     o   the initial sales fee, and

     o   cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     VALUE OF THE STOCKS. The sponsor serves as the evaluator of your trust (the "Evaluator"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     PRICING THE STOCKS. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

     TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and is 4.45% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     INITIAL SALES FEE. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.395 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.345 per unit).

     REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units.

     LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

                                     Sales Charge
                                      Reductions
                                   (as a % of Public
     Purchase Amount (1)           Offering Price)
     -----------------              --------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 -  $249,999                   0.50
     $250,000 - $499,999                    1.00
     $500,000 - $999,999                    2.00
     $1,000,000 or more                     2.90

     (1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

     You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o   purchases by your spouse or minor children, and

     o   purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     ADVISORY AND FEE ACCOUNTS. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP number to qualify for the discount. If you purchase units with these special CUSIP numbers, you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     EXCHANGE OR ROLLOVER OPTION. If you are buying units of the Income Trust and the Senior Loan and Income Trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

     DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                                      Concessions
                                       per unit
                                   (as a % of Public
     Purchase Amount (1)           Offering Price)
     -----------------              --------------
     Less than $50,000                      3.60%
     $50,000 - $99,999                      3.35
     $100,000 - $249,999                    3.10
     $250,000 - $499,999                    2.60
     $500,000 - $999,999                    1.60
     $1,000,000 or more                     1.00
     Rollover Purchases                     2.60
     Fee Account and
       Employee Purchases                   0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.10% of the unit price.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional concession is based on total sales of eligible Claymore unit trusts during a calendar quarter as set forth in the following table:

                                  Additional Volume
                                      Concession
                                   (as a percentage
     Primary Offering              of the value of
     Period Sales During           units sold over
     Calendar Quarter                 $3 million)
     ---------------                --------------
     $0 but less than $3 million            0.00%
     $3 million
        but less than $20 million           0.05
     $20 million or more                    0.10

     Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. Dealer firms will not receive additional compensation for the first $3 million sold in units during a calendar quarter. For example, if a dealer firm sells $4 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.05% of $1 million. Also, if a dealer firm sells $26 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.10% of $23 million.

     In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in "Trust Portfolio" on the initial deposit of securities in your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at WWW.CLAYMORESECURITIES.COM or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. If you hold units of the trust, you may not request this option in the last five days of your trust's life. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of the trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  DISTRIBUTIONS

     DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o   reinvest distributions in additional units of your trust at no fee, or

     o   receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

     REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS

     ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     MARKET RISK. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o   General securities markets movements;

     o   Changes in the financial condition of an issuer or an industry;

     o   Changes in perceptions about an issuer or an industry;

     o   Interest rates and inflation;

     o   Governmental policies and litigation; and

     o   Purchases and sales of securities by the trust.

     INTEREST RATE RISK. Interest rate risk is the risk that the value of securities held by a Closed-End Fund in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

     CREDIT AND DIVIDEND PAYMENT RISK. Credit risk is the risk that an issuer of a security held by a Closed-End Fund in your trust is unable or unwilling to make dividend and/or principal payments. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.

     CALL RISK. Call risk is the risk that securities held by a Closed-End Fund in your trust can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a Closed-End Fund in your trust are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in your trust. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.

     SECURITY QUALITY RISK. Security quality risk is the risk that a reduction in a securities rating may decrease its value the value of a Closed-End Fund and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     SPLIT RATINGS RISK. Split-rated securities are those securities that, at the time of investment, are rated below investment grade by Moody's or Standard & Poor's, so long as at least one rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     LITIGATION AND LEGISLATION RISK. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     CLOSED-END FUND RISK. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's or investment objective, and to manage the Closed-End Fund, portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End and are in addition to your trust's expenses.

     TRUST OF FUNDS RISK. In order to hold securities of Closed-End Funds, your trust has agreed to the following condition. This condition may negatively affect the value of the units.

     o Your trust has agreed that it will not terminate within 30 days of the termination of any other Claymore trust that holds shares of one or more common Closed-End Funds.

     CONCENTRATION RISK. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry which makes the trust subject to more market risk. The trusts are concentrated in the securities of Closed-End Funds. See "Closed-End Fund risk" for a description of the risks associated with a concentration in the securities of Closed-End Funds.

     SENIOR LOAN RISK. Certain of the Closed-End Funds held by your trust may invest in senior loans. Senior loans in which the Closed-End Funds invest:

     o   generally are of below investment grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     HIGH-YIELD SECURITIES RISK. Certain of the Closed-End Funds held by your trust may invest in high-yield securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

     High yield or "junk" securities, the general names for securities rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Also, the market for high-yield securities is generally smaller and less liquid than that for investment grade securities.

     The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

     CONVERTIBLE SECURITY RISK. Certain of the Closed-End Funds held by your trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     PREFERRED SECURITIES RISK. Certain Closed-End Funds held by your trust may invest in preferred securities, such as preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

     FOREIGN SECURITIES RISK. Certain Closed-End Funds held by your trust may invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o   Foreign markets may be less liquid and more volatile than U.S. markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Closed-End Fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign currency holdings.

     EMERGING MARKET RISK. A Closed-End Fund held by your trust may invest a portion of its assets in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

     MUNICIPAL BOND RISK. A majority of the Closed-End Funds held by the California Municipal Trust invest in municipal bonds, which are subject to various risks. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. In addition, fixed-rate municipal bonds are subject to further risks, including the risk that the value of such municipal bonds will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate.

     Certain of the municipal bonds held by the Closed-End Funds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

     Certain of the municipal bonds held by the Closed-End Funds may have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity has committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed deliveryor may not occur.

     Certain of the municipal bonds held by the Closed-End Funds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates.

     Some dividends on certain of the bonds in the trust may not qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes and/or California income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed).

     CALIFORNIA STATE SPECIFIC RISK. Because the California Municipal Trust is concentrated in Closed-End Funds containing bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the units in the trust. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

     The economic vitality of California and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, weakness in the technology sector and fluctuations in the energy supply. In addition, California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increased demand for government services and which may impede future economic growth.

     INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               HOW THE TRUST WORKS

     YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     o   to pay expenses,

     o   to issue additional units or redeem units,

     o   in limited circumstances to protect the trust,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o   as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Only the trustee may vote the shares of the Closed-End Funds held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of the trusts.

     TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in-kind distributions.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               GENERAL INFORMATION

     CLAYMORE. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by the trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     Your trust, and therefore the unitholders of the trust, will also indirectly bear the expenses of the underlying Closed-End Funds. While your trust will not pay these expenses directly out of its assets, these expenses are shown under Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the trust to illustrate the impact of these expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 8, 15 and 21 of this prospectus, of Claymore Securities Defined Portfolios, Series 279, as of _______ , 2006, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _______ , 2006. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 279 as of _______ , 2006, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

     Chicago, Illinois
     _______ , 2006





     CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279

     STATEMENTS OF FINANCIAL CONDITION
     AS OF THE INCEPTION DATE, _______ , 2006

                                                              CLOSED-END    CLOSED-END     CLOSED-END
                                                              SENIOR LOAN   CONVERTIBLE    CALIFORNIA
                                                              AND INCOME    AND INCOME      MUNICIPAL
     INVESTMENT IN STOCKS                                      PORTFOLIO     PORTFOLIO      PORTFOLIO
     Sponsor's contracts to purchase underlying stocks
         backed by cash deposited (1)(2)                     $             $              $
                                                             ---------     ---------      ---------
                                                             $             $              $
                                                             =========     =========      =========
     LIABILITIES AND INTEREST OF INVESTORS
     Liabilities:
         Organization costs (3)                              $             $              $
         Deferred sales fee (4)
                                                             =========     =========      =========
     Interest of investors:
         Cost to investors (5)
         Less: gross underwriting commission and
              organization costs (3)(4)(5)(6)
                                                             ---------     ---------      ---------
         Net interest of investors
                                                             ---------     ---------      ---------
            Total                                            $             $              $
                                                             =========     =========      =========
     Number of units
                                                             =========     =========      =========
     Net Asset Value per Unit                                $             $              $
                                                             =========     =========      =========

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering the funds (aggregating $______, $______ and $______) necessary for the purchase of the securities in the Senior Loan and Income Trust, Convertible and Income Trust and the California Municipal Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $4.00 per 100 units for each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of a trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.45% of the Public Offering Price for each of the trusts (equivalent to 4.657% of the net amount invested for the trusts). The deferred sales fee is $0.345 per unit for each of the trusts.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.



                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                               CLAYMORE PROSPECTUS

                           PART B DATED _______ , 2006

     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    CONTENTS

            General Information                                          2
            Investment Policies                                          2
            Risk Factors                                                 3
            Administration of the Trust                                 23
            Expenses of the Trust                                       29
            Portfolio Transactions and Brokerage Allocation             30
            Purchase, Redemption and Pricing of Units                   31
            Taxes                                                       35
            Experts                                                     40
            Performance Information                                     40
            Description of Ratings                                      41



GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed immediately prior to such deposit. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

     STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     TOBACCO INDUSTRY. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

     CLOSED-END FUND RISKS. If set forth in Part A of the prospectus, the trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     MUNICIPAL BOND RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in municipal bonds. If this is the case, an investment in units should be made with an understanding of the risks which an investment in municipal bonds entails.

     Failure of issuers to pay interest and/or principal. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. Such a default would have the effect of lessening the income generated by each trust and/or the value of the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its municipal bonds. Subsequent to the initial date of deposit the rating assigned to a municipal bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond.

     Fixed-rate bonds. Municipal bonds are subject to the risk that the value of such municipal bonds (and, therefore, of the units) will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate municipal bonds.

     Original issue discount bonds and zero coupon bonds. Certain municipal bonds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will generally be treated as taxable gain or loss.

     "When issued" and "delayed delivery" bonds. Certain municipal bonds have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur. The effect of a trust containing "delayed delivery" or "when issued" municipal bonds is that unitholders who purchased their units prior to the date such municipal bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" municipal bonds during the time between their purchase of units and delivery of such municipal bonds to a trust.

     Redemption or sale prior to maturity. Certain municipal bonds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain municipal bonds may be sold or redeemed or otherwise mature.

     Market discount. Certain municipal bonds have current market values below face value. A primary reason for the market value of such municipal bonds being less than face value at maturity is that the interest rate of such municipal bonds is at lower rates than the current market interest rate for comparably rated municipal bonds. Municipal bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt municipal bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable municipal bond bearing interest at current market rates.

     General obligation bonds. Certain municipal bonds may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors that are beyond the entity's control.

     Appropriations bonds. Certain municipal bonds may be municipal bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such municipal bonds.

     Industrial development revenue bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and health care facility bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to municipal bonds.

     Water and sewer revenue bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, university and college bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease rental bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital improvement facility bonds. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid waste disposal bonds. Municipal bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral obligation bonds. Certain bonds may be "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, port and highway revenue bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special tax bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Municipal bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit authority bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention facility bonds. Municipal bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional facility bonds. Municipal bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/ or appropriations.

     Tobacco settlement bonds. Tobacco settlement bonds are municipal obligations that are backed entirely by expected revenues to be derived from lawsuits settled between governmental entities and American tobacco companies involving tobacco related deaths and illnesses. The settlements primarily involve Phillip Morris; R.J. Reynolds; Brown & Williamson, a division of British American Tobacco; and Lorillard, a division of the Loews Corporation. Revenues from approximately 17 other companies are also providing part of the settlement payments. Because tobacco settlement bonds are backed by a single source of revenue--the payments from tobacco companies, the creditworthiness of the bonds depends in large part, on the ability of these companies to meet their obligations. Risk factors facing tobacco companies include: reduced cigarette consumption, increased taxes on cigarettes, continuing litigation and the possibility of bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places.

     MARKET DISCOUNTS OR PREMIUMS. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium of discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     HIGH-YIELD BOND RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in high-yield bonds. High-yield, high risk bonds are subject to greater market fluctuations and risk of loss than bonds with higher investment ratings. The value of these bonds will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

     High-yield or "junk" bonds, the generic names for bonds rated below "Triple B" by Standard & Poor's or "Baa" Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below "Triple B" should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated bonds, their prices tend to fluctuate more than higher rated bonds and are affected by short-term credit developments to a greater degree.

     The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid- offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

     FOREIGN SECURITIES RISK. If set forth in Part A of the prospectus, certain of the securities in one or more of the trusts may be of foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in one or more of the trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.

     PREFERRED STOCK RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     TRUST PREFERRED SECURITIES RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     CONVERTIBLE SECURITIES RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     SENIOR LOAN RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o   generally are of below investment grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     CALIFORNIA STATE RISKS. Although the information provided below has been obtained from publicly available sources and is believed to be accurate, none of the information has been verified independently. Furthermore, the information below is intended only as a general summary, and is not intended as a discussion of any specific factor that may affect any particular obligation or issuer.

     Economic Outlook. The State of California's fiscal problems that started in the 2001-02 fiscal year have started to turn around. Employment in the months ahead is expected to increase at a moderate pace. The UCLA Anderson Forecast has projected California job growth at 1.6% in 2005, an improvement over the 0.8% growth in 2004 but moderate by historical standards. The strongest growth, 3.7%, is projected by UCLA to be in business and professional services, education, and health services. Leisure and hospitality jobs are projected to grow at rates above 2%. Construction-related employment is expected to remain strong while housing demand is high and interest rates are low. The real estate and finance sector should continue to be a positive factor in the economy. Although real estate sales and prices are expected to slow, there is no reason to believe they will collapse.

     A weaker dollar should aid the export sectors of California's economy and assist in the recovery of the high-tech sector in the Bay Area. Business spending on new equipment has been slow during this recovery; nevertheless, 2004 saw a 10.2% increase in business investments on equipment, and growth in 2005 is expected by UCLA to be at 9.6%. This will help support expansion in California's manufacturing sector. Tax revenue collected in the first seven months of the 2004-05 fiscal year was 0.9% above budget estimates. Good corporate profits, rising employment, a robust real estate market, and healthy personal income growth were responsible for this positive result. In 2005, personal income growth is projected by UCLA to remain above 5%, while employment growth will accelerate to 1.6%.

     California's economy is improving and its policymakers are taking action to reduce spending and augment revenues to address the budgetary imbalances that have plagued the State since the 2001-02 fiscal year. The State experienced moderate increases in general revenues, primarily personal income, corporate, and sales tax revenues, while expenses remained stable. However, the expenses for the State's governmental activities have again exceeded its revenues. Revenues for the State's business-type activities approximated its expenses for all categories except unemployment programs, which had expenses that were $640 million in excess of revenues. As a result, net assets for both governmental and business-type activities decreased during the 2003-04 fiscal year, but the decline of 18% was much less than the 416% decrease last year.

     Net Assets. The primary government had net assets of $40.0 billion as of June 30, 2004. After reducing this total amount by $78.8 billion for investment in capital assets (net of related debt) and by $12.8 billion for restricted net assets, the resulting unrestricted net assets were a negative $51.6 billion. Restricted net assets are dedicated for specified uses and are not available to fund current activities. More than half of the negative $51.6 billion is a result of the $28.2 billion in outstanding bonded debt issued to build capital assets for school districts and other local governmental entities. The bonded debt reduces the unrestricted net assets, but the capital assets that would offset the reduction are recorded by local government instead of the State.

     Changes in Net Assets. The primary government's total net assets decreased by $8.5 billion (a 17.5% decrease) during the year ended June 30, 2004. Net assets of governmental activities decreased by $7.5 billion (18.9%), while net assets of business-type activities decreased by $1.0 billion (11.2%).

     Employment in California reached a low point in the second quarter of 2003 and experienced slow, uneven growth through the first two quarters of the 2003-04 fiscal year. Job growth picked up in early 2004, only to slow again in the spring of 2004. The weakness in the California economy continued to be concentrated in the high technology industries of the Bay Area. By the spring of 2004, employment in the information technology industry had fallen by 22% since its peak in the final quarter of 2000. Across the State, employment in government at all levels--federal, state, and local--also lagged. On the positive side, jobs were added in construction, professional and business services, financial services, and health and education services during the year. Recovery of the stock market in 2003 and early 2004, as well as robust consumer spending and capital gains from a strong real estate market, contributed to strong gains in personal income and corporation tax revenues.

     The economy picked up speed in early 2004. Real gross domestic product averaged 3.9% over the four quarters of 2004 and ended the year at a respectable 3.8%. National employment growth, while not spectacular, improved over that of 2003. The promising surge of jobs in the early months of 2004 subsided, but the year still yielded an average increase of almost 183,000 new jobs per month in the nation--a dramatic improvement over the average monthly growth of 7,800 in 2003. While the nation's job growth in 2004 might be described as uneven, California's job growth was even more volatile. Months in which the state lost jobs were followed by those with blockbuster growth. Although the month of December had a job loss, on average the state gained just over 21,000 jobs per month in 2004--a big improvement over the average monthly loss of 5,000 jobs seen in the previous year.

     Despite an erratic and generally sluggish job market, California's housing market has continued to soar. The California Association of Realtors (CAR) reported that the median price of a single family home reached $460,370 in October 2004, a 21.4% increase over October 2003. The rapid price increases of the past two years have caused the affordability of homes to decline. In September 2004, CAR estimated that only 19% of Californians could afford to buy a median priced home. Low affordability levels usually result in the slowing of price increases. The real estate research firm DataQuick reported that Southern California sales in December 2004 were down 6.5% over the previous year. Statewide sales were still above last year's level, but only barely. DataQuick believes that prices in "more expensive neighborhoods have leveled off or come down slightly from a summer peak. In mid-market and entry-level neighborhoods it appears that both sales activity and appreciation remain strong." The real estate outlook is for a more restrained pace for both sales and price increases in 2005. The Bay Area, the region hardest hit by the recession of 2001, has begun to see increases in employment. Both the San Francisco and Oakland areas had job gains in September, October, and November, while the San Jose area has achieved stability but not growth. Exports of California-produced computer and electronic products are one of the factors fueling this growth. Exports of California-produced goods and services grew by 17% in 2004, a big improvement over the moderate 2% growth in 2003. The weaker dollar should help maintain this momentum in the months ahead. Southern California, particularly the Riverside-San Bernardino region, produced the best economic growth in the state during the first half of 2004. International trade and related warehousing have been major factors in the region's economic growth.

     Infrastructure Planning. A comprehensive Five-Year Infrastructure Plan was developed that called for the investment of $56.0 billion in the State's infrastructure over five years, starting with the 2003-04 fiscal year. The funding was to be provided partially from the voter-approved amendment to the Constitution that assigned revenue from the sales tax on gasoline for use on transportation activities. Transfers from the General Fund are proposed to be suspended in the 2005-06 fiscal year, for a savings of $1.3 billion. Since this transfer was also suspended in the 2004-05 fiscal year, there will be no change in funding between the 2004-05 and 2005-06 fiscal years. As part of the Administration's budget control proposals, the suspension of transfers would be constitutionally prohibited after the 2006-07 fiscal year. Transfers that have been suspended will be treated as loans and will be repaid within a 15-year period, in even increments, unless early repayment is made.

     Budget Outlook. The 2004-05 Budget Act was enacted on July 31, 2004. General Fund total resources and expenditures were projected to be $80 billion and $78 billion, respectively. The budget depends heavily on spending reductions, fund shifts, cost avoidance, bonds, debt service savings, transfers/other revenues, loans/borrowing, and pension reform to close the budget deficit.

     The Governor's Budget for the 2005-06 fiscal year, released on January 10, 2005, projects $9.1 billion in savings from ten proposals involving spending reductions, mainly in education, transportation, health and social services, and employee compensation, as well as mandate suspensions and external borrowing. The Legislative Analyst's Office, California's nonpartisan fiscal and policy advisor, noted that the Governor's Budget appeared to be a "reasonable starting point" but commented that its major proposals--Proposition 98 minimum funding protection and across-the-board reductions--raise concerns. The concern relates to the potential shifting of spending reductions to non-Proposition 98 programs, which would severely restrict the Legislature's ability to prioritize spending decisions in revenue-lean years. A structural imbalance of approximately $5 billion is estimated in subsequent years.

     Debt Management Plan. In 2002, the State Treasurer implemented a Strategic Debt Management Plan. A principal goal of this plan was to better match the timeframe for repaying debt for infrastructure projects to the useful life of the assets being funded. The plan also proposed to reduce debt service in the 2001-02 through 2003-04 fiscal years by approximately $2.0 billion and to increase the State's long-term debt capacity to finance infrastructure needs. These goals were to be achieved by: (1) shifting from level principal payments to level debt service payments for new bond issues; (2) restructuring existing debt to achieve significant one-time debt service reductions and to expedite the transition to level debt service payments; and (3) implementing recent legislation that authorizes the State to issue variable-rate debt for a portion of its general obligation bond portfolio.

     Debt Administration. During the 2003-04 fiscal year, the State continued to implement the strategies adopted in its 2002 Strategic Debt Management Plan. Under this plan, the State changed how it makes payments on new general obligation bond issuances, by shifting from level principal payments to level debt service payments (principal and interest combined). In addition, the State is deferring the initial principal payments on newly issued general obligation bonds. Although intended to aid in closing the State's near-term budget shortfall, both of these practices individually will result in the primary government incurring increased interest costs in the future because of the delay in paying off outstanding principal balances. The plan also targeted the restructuring of certain general obligation bonds to achieve one-time reductions in debt service requirements and to facilitate a faster transition to level debt service payments. On July 1, 2003, the State issued general obligation bonds that refunded $870 million of outstanding general obligation bonds. This debt restructuring reduced debt service payments during the 2003-04 fiscal year, but it achieved this reduction by increasing future debt service requirements. On June 29, 2004, the State issued general obligation bonds that current and advance refunded $218 million of outstanding general obligation bonds. The advance refunding resulted in an economic gain of $8.5 million.

     The economic gain is the difference between the present value of the old debt service requirements and the present value of the new debt service requirements, discounted at 4.1% per year over the life of the bonds. Lastly, the plan included the issuance of variable-rate debt for a portion of the State's general obligation bond portfolio. The State issued $1.4 billion of variable-rate general obligation bonds in the 2002-03 fiscal year and plans to issue more in the 2004-05 fiscal year. This practice can be beneficial because, historically, variable-rate bonds are issued at rates below those of fixed-rate bonds. Also, when market rates fall, interest rates decrease. However, when market rates rise, so do interest payments on outstanding principal balances. In March 2004, California's voters passed the Economic Recovery Bond Act, which provided up to $15 billion in one-time financing for the accumulated state budget deficit. The bonds are secured by a pledge of revenues derived from dedicated sales and use taxes. As of June 30, 2004, the State had issued $10.9 billion of these bonds. At June 30, 2004, the primary government had total bonded debt outstanding of $76.5 billion. Of this amount, $46.1 billion (60.3%) represents general obligation bonds, which are backed by the full faith and credit of the State. The current portion of general obligation bonds outstanding is $1.6 billion and the long term portion is $44.6 billion. The remaining $30.3 billion (39.7%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $965 million and the long-term portion is $29.4 billion.

     Budgetary Control. Annually, the State Legislature prepares a budget that contains estimates of revenues and expenditures for the ensuing fiscal year. This budget is the result of negotiations between the Governor and the Legislature. Throughout the fiscal year, adjustments, in the form of budget revisions, executive orders, and financial legislation agreed to by the parties, are made to the budget. The State Controller is statutorily responsible for control over revenues due the primary government and for expenditure of each appropriation contained in the budget. Budgeted appropriations are the expenditure authorizations that allow state agencies to purchase or create liabilities for goods and services. The accounting system provides the Controller's Office with a centrally controlled record system to fully account for each budgeted appropriation, including its unexpended balance, and for all cash receipts and disbursements. The accounting system is decentralized in that the detail of each control account is maintained at the agency level. During the fiscal year, the control accounts and the agency accounts are maintained and reconciled on a cash basis. At the end of the fiscal year, each agency prepares annual accrual reports for receivables and payables. The Controller's Office combines its control accounts with the agency accrual reports to prepare the Budgetary/Legal Basis Annual Report and the Budgetary/Legal Basis Annual Report Supplement. The methods of accounting for expenditures and revenues in these reports are governed by state laws and regulations that, in some cases, are not in full agreement with GAAP. The information in the CAFR represents a consolidation of the amounts in the Budgetary/Legal Basis Annual Report and adjustments to the account balances to conform to GAAP.

     Cash Management. Cash temporarily idle during the year is invested in the Pooled Money Investment Account (PMIA). Investment of PMIA moneys is restricted by law to the following categories: U.S. government securities, securities of federally sponsored agencies, domestic corporate bonds, bank notes, interest-bearing time deposits in California banks and savings and loan associations, prime commercial paper, repurchase and reverse repurchase agreements, security loans, bankers' acceptances, negotiable certificates of deposit, and loans to various bond funds. The average daily investment balance for the year ended June 30, 2004, amounted to $54.6 billion, with an average effective yield of 1.53%. For the year ended June 30, 2003, the average daily investment balance was $52.6 billion and the average effective yield was 2.15%. The total earnings of the PMIA for the year ended June 30, 2004, amounted to $836 million, which was distributed as follows: $125 million to the General Fund, $370 million to special funds, $340 million to local governments, $1 million to CalPERS, and $774,000 to CalSTRS. The State has established a cash management program for the General Fund to regularly issue short-term obligations to meet cash flow needs. The State issues revenue anticipation notes
(RANs) to partially fund timing differences between revenues and expenditures. A significant portion of the General Fund revenues are received in the later half of the fiscal year, while disbursements are paid more evenly throughout the fiscal year. If additional external cash flow borrowing is required, the State issues revenue anticipation warrants (RAWs).

     In March 2004, the California voters approved a one-time Economic Recovery Bond of up to $15.0 billion to pay off the State's accumulated budget deficit. The bonds are secured by a pledge of revenues that are derived from designated sales and use taxes. As of June 30, the State has issued $10.9 billion of Economic Recovery Bonds.

     Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability and generally does not maintain reserves. Losses are covered by appropriations in the year in which the payment occurs. The discounted liability for unpaid self-insured workers' compensation losses is estimated to be $2.7 billion as of June 30, 2004.

      Proposed Budget 2005/2006. The Governor released his proposed budget on January 10, 2005. The budget estimates an operating deficit of $8.6 billion in 2005-06 if no corrective actions are taken. The Administration has ten major proposals to achieve a savings of $9.1 billion. These proposals mainly reduce funding for public kindergarten through 12th grade (K-12) education, transportation programs, health and human services, state employee compensation, and local mandate programs. The proposals also include the issuance of an additional $1.7 billion of Economic Recovery Bonds. The 2005-06 proposed spending plan totals $109 billion, excluding federal funds and bond funds. This represents estimated General Fund expenditures of $86 billion and special fund expenditures of $23 billion. Proposed General Fund expenditures are 4.2% higher than the $82 billion expenditures estimated for the 2004-05 fiscal year. In its 2005-06 Overview of the Governor's Budget, the Legislative Analyst's Office, California's nonpartisan fiscal and policy advisor, notes that the budget proposal has several positive attributes that would provide ongoing savings. However, it was viewed as limited in solutions because "the budget relies nearly entirely on expenditure reductions, targeted on relatively few major areasK-12 education, transportation, and social services." Concerns were also expressed regarding the Administration's proposal for across-the-board reductions to state programs that would not take into consideration program priorities.

     Ratings. As of September 2005, all outstanding general obligation bonds of the State of California are rated A by Standard & Poor's Ratings Services and A2 by Moody's Investor's Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds held by Closed-End Funds owned by the trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds held by Closed-End Funds owned by the trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     The trust is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately five days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "Distribution In Kind"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

     Unitholders of the a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees applicable to the underlying securities.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532 and at 101 W. Elm Street, Suite 310, Conshohokon, Pennsylvania 19428.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price".

     PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price", as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding". In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least five days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES

     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     ASSETS OF THE TRUST. The Trust is expected to hold shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

     It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     TRUST STATUS. If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends, and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DIVIDENDS FROM RIC SHARES. Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2009. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if your Trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the Trust, because the dividends received deduction is generally not available for dividends from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.

     IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at your Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     EXCHANGES. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES AND YOUR INTEREST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the Trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

     FOREIGN TAXES. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

     CALIFORNIA STATE TAXES. Chapman and Cutler LLP has examined the income tax laws of the State of California to determine its applicability to the trust and to the holders of units in the trust who are full-time residents of the State of California ("California").

     In connection therewith, Chapman and Cutler LLP has examined the registration statement, the prospectus proposed to be filed with the Securities and Exchange Commission, the trust agreement and such other documents as they have deemed pertinent. The assets of the trust will consist of shares in entities each of which is taxed as a regulated investment company (each a "RIC" and collectively, the "RICs") for federal income tax purposes (the "RIC Shares").

     Neither the sponsor nor its counsel have independently examined the RIC Shares to be deposited in and held in the trust. However, although no opinion is expressed with respect to the issuance of the RIC Shares, in rendering the opinion expressed herein, it has been assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and (ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC's total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax").

     Based upon the foregoing, and upon an investigation of such matters of law as were considered to be applicable, Chapman and Cutler LLP is of the opinion that, under existing provisions of the law of the State of California as of the date hereof:

     1) The trust is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California unitholder will be treated as the owner of a pro rata portion of the trust, and the income of such portion of the trust will be treated as the income of the California unitholders under the California Personal Income Tax.

     2) The portion of each dividend paid by a RIC to the trust and distributed to a California unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California unitholder, (ii) is properly designated as an exempt-interest dividend for California income tax purposes in a written notice mailed to its shareholders not later than 60 days after the close of its taxable year and (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain non-deductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the trust and distributed to a California unitholder. However, dividends other than exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

     3) Each California unitholder of the trust will generally recognize gain or loss for California Personal Income Tax purposes if the trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California unitholder redeems or sells units of the trust, to the extent that such a transaction results in a recognized gain or loss to such California unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California unitholders are advised to consult their own tax advisers.

     4) Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California unitholder to purchase units in the trust is not deductible for purposes of the California Personal Income Tax.

   This opinion does not address the taxation of persons other than full time residents of California. This opinion relates only to California unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Corporation Tax Law and such California unitholders are advised to consult their own tax advisers. Please note, however, that dividends from the RIC Shares attributed to a California unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Chapman and Cutler LLP has not examined any of the RIC Shares to be deposited and held in the trust or the proceedings for the issuance thereof or the opinions of counsel with respect thereto, and no opinion is expressed with respect to taxation under any other provisions of the California law. Ownership of the units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

     Based on the advice of Emmet, Marvin & Martin LLP, special counsel to the trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unitholders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

EXPERTS

     LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

DESCRIPTION OF RATINGS

STANDARD & POOR'S ISSUE CREDIT RATINGS

     A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o   Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations). Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

       AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

       AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

       A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

       BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

       BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

       B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

       CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

       CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

       CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

       D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

       r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

       N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

       Moody's Ratings

       Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

       Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

       A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

       Baa Bonds and preferred stock which are rated Baa are considered as medium- grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

       Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

       B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

       Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

       Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

       C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.




                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                   CLAYMORE INDEX PORTFOLIO PROSPECTUS-PART B

                                 _______ , 2006

     WHERE TO LEARN MORE
     You can contact us for free information about this and other investments.

     VISIT US ON THE INTERNET
     http://www.claymoresecurities.com

     BY E-MAIL
     invest@claymoresecurities.com

     CALL CLAYMORE

     (800) 345-7999
     Pricing Line (888) 248-4954

     CALL THE BANK OF NEW YORK
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

     ADDITIONAL INFORMATION
         This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

        E MAIL:   publicinfo@sec.gov
        WRITE:    Public Reference Section
                  Washington, D.C. 20549-0102
        VISIT:    http://www.sec.gov (EDGAR Database)
        CALL:     1-202-942-8090 (only for information on the operation of the
                  Public Reference System)

         When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

         The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.




        CONTENTS
                                                              Investment Summary
--------------------------------------------------------------------------------
                      2   Overview

        Closed-End Senior Loan and Income Portfolio, Series 5

--------------------------------------------------------------------------------
        A concise     2   Investment Objective
        description   2   Principal Investment Strategy
        of essential  2   Security Selection
        information   4   Future Trusts
        about the     4   Essential Information
        portfolio     4   Portfolio Diversification
                      4   Principal Risks
                      6   Who Should Invest
                      6   Fees and Expenses
                      7   Example
                      7   Estimated Annual Income Distributions
                      8   Trust Portfolio

        Closed-End Convertible and Income Portfolio, Series 7
--------------------------------------------------------------------------------
        A concise     9   Investment Objective
        description   9   Principal Investment Strategy
        of essential  9   Security Selection
        information  10   Future Trusts
        about the    11   Essential Information
        portfolio    11   Portfolio Diversification
                     11   Principal Risks
                     12   Who Should Invest
                     13   Fees and Expenses
                     14   Example
                     14   Estimated Annual Income Distributions
                     15   Trust Portfolio

        Closed-End California Municipal Portfolio, Series 2
--------------------------------------------------------------------------------
        A concise    16   Investment Objective
        description  16   Principal Investment Strategy
        of essential 16   Security Selection
        information  16   Tax Status
        about the    17   Future Trusts
        portfolio    17   Essential Information
                     17   Portfolio Diversification
                     17   Principal Risks
                     19   Who Should Invest
                     19   Fees and Expenses
                     20   Example
                     20   Estimated Annual Income Distributions
                     21   Trust Portfolio

                                                  Understanding Your Investments
--------------------------------------------------------------------------------
        Detailed     22   How to Buy Units
        information  26   How to Sell Your Units
        to help you  27   Distributions
        understand   28   Investment Risks
        your         35   How the Trust Works
        investment   36   General Information
                     36   Expenses
                     38   Report of Independent Registered Public
                            Accounting Firm
                     39   Statements of Financial Condition

        For the Table of Contents of Part B, See Part B of the prospectus.

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for  VISIT US ON THE INTERNET
        free information about  http://www.claymoresecurities.com
        these investments.      BY E-MAIL
                                invest@claymoresecurities.com
                                CALL CLAYMORE (800) 345-7999
                                Pricing Line (888) 248-4954
                                CALL THE BANK OF NEW YORK
                                (800) 701-8178 (investors)
                                (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-MAIL:  publicinfo@sec.gov
          WRITE:   Public Reference Section, Washington, D.C. 20549-0102
          VISIT:   http://www.sec.gov (EDGAR Database)
          CALL:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Section)
        REFER TO:

          CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279
                Securities Act file number: 333-______
                Investment Company Act file number: 811-03763

          When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

          The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


[photo of sword]


                                                             Claymore Securities
                                                              Defined Portfolios
                                                                      Series 279


                                                                      Prospectus
                                                            Dated _______ , 2006



                           CLOSED-END SENIOR LOAN AND INCOME PORTFOLIO, SERIES 5

                           CLOSED-END CONVERTIBLE AND INCOME PORTFOLIO, SERIES 7

                             CLOSED-END CALIFORNIA MUNICIPAL PORTFOLIO, SERIES 2



[Claymore logo]




                       CONTENTS OF REGISTRATION STATEMENT

          A.    Bonding Arrangements of Depositor:

   The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                       AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania             $250,000
                         959-9000

   This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 279 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 28th day of April, 2006.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 279
                                                                      Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor

                                                        By: /s/ Nicholas Dalmaso
                                                          ----------------------
                                                                Nicholas Dalmaso

         Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below on April 28, 2006 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE**                               DATE
                                                                            )    By:    /s/ Nicholas Dalmaso
                                                                                        --------------------
                                                                            )                  Nicholas Dalmaso
                                                                            )                  Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chairman of the Board of          )           April 28, 2006
                                          Directors                         )
                                                                            )

/S/ STEVEN HILL                           Chief Financial Officer                       April 28, 2006
------------------------------
    STEVEN HILL

/S/ NICHOLAS DALMASO                      General Counsel                               April 28, 2006
--------------------
    NICHOLAS DALMASO


----------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-98345 on August 22, 2002.

     ** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      CONSENT OF EMMET, MARVIN & MARTIN LLP

         The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 279

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
April 28, 2006